EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2010	2009		2008		2007		2006
	(Dollars in thousands)

Earnings
Net income	$(383,758)	$895,629		$703,125		$604,366		$499,267
Add:
Provision for income taxes	(208,110)	500,538		391,596		310,519		216,840
Fixed charges	1,577,210	1,379,141		1,606,610		1,653,288		1,520,777
Less:
Capitalized interest	(6,539)	(10,360)		(26,597)		(37,192)		(48,038)

Earnings as adjusted(A)	$978,803	$2,764,948		$2,674,734		$2,530,981		$2,188,846

Preferred dividend requirements	$601	$3,830		$5,227		$5,346		$5,421
Ratio of income before provision for income taxes to net income	154%	156%		156%		151%		143%

Preferred dividend factor on pretax basis	926	5,975		8,154		8,072		7,752

Fixed charges
Interest expense	1,567,369	1,365,490		1,576,664		1,612,886		1,469,650
Capitalized interest	6,539	10,360		26,597		37,192		48,038
Interest factor of rents	3,302	3,291		3,349		3,210		3,089

Fixed charges as adjusted(B)	1,577,210	1,379,141		1,606,610		1,653,288		1,520,777

Fixed charges and preferred stock dividends(C)	1,578,136	1,385,116		1,614,764		1,661,360		1,528,529

Ratio of earnings to fixed charges ((A) divided by(B))	—	2.00	x	1.66	x	1.53	x	1.44x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by(C))	—	2.00	x	1.66	x	1.52	x	1.43x

(a)	In the twelve months ended December 31, 2010, earnings were insufficient to cover fixed charges by $598.4 million due to non-cash aircraft impairment charges and fair value adjustments aggregating $1.5 billion and lease related charges aggregating $91.2 million.

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